

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2013

Via E-mail
Joseph Wade
President
Capall Stables, Inc.
205 Ave Del Mar #974
San Clemente, CA 92674

> **Re: Capall Stables, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 2, 2013**
> **File No. 333-185664**

Dear Mr. Wade:

We have reviewed your responses to the comments in our letter dated March 29, 2013 and have the following additional comments.

Item 7: Selling Security Holders, page 14

1. It appears that the number of shares of common stock owned after the offering by Joseph Wade should be 374,500,000. Please revise the table of selling shareholders accordingly.

Changes in and Disagreements with Accountants, page 35

2. Reference is made to Item 304 of Regulation S-K. Please expand your disclosures to state the date the former accountant was dismissed as required by Section (a)(1)(i) thereunder. In addition, provide the disclosures required under Section (a)(1)(iii) of Item 304. Finally, the date of Malone Bailey's engagement should be specified pursuant to Section (a)(2) of the Item.

3. You state that Malone Bailey will review the disclosure and provide a letter. However, a letter is required from the former accountant pursuant to Item 304 (a)(3) of Regulation S-K. That letter should be filed as Exhibit 16 to your registration statement.

Note 3 – Related Party Transaction, page F-10

4. Reference is made to the 320,000,000 shares of founders stock issued to Joseph Wade on October 10, 2012. We note that you have determined that the shares had "nominal value". We would consider the issuance of these shares at par ($.0001) to constitute issuance at nominal value. Further, we note the issuance on the same day of an additional

       55,000,000 common stock shares for $5,500 in cash. There is no apparent basis for this inconsistency. Please revise as appropriate and/or advise.

5. With further regard to the 320,000,000 shares, we note these shares were initially accounted for as payment for services rendered. Please explain the reason, and your basis in GAAP, for the change in accounting treatment to accounting for these shares as founders stock.

6. In this regard, it appears this change could be considered to be the correction of an error to previously issued financial statements. Please tell us your consideration given to ASC 250-10-45-23 and ASC 250-10-50-7, and revise your financial statements and disclosures as appropriate. We may have further comments upon review of your response.

Signatures, page II-5

7. In subsequent amendments, please have the required persons sign the registration statement on or shortly before filing.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any other questions.

       Sincerely,

       /s/ Nolan McWilliams

       Nolan McWilliams
       Attorney-Advisor